UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-26728

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

        For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

_______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 6, Item 7, Item 8, Item 9A, Item 15 - Financial Statement Schedules and Exhibits 23, 31 and 32

PART I -- REGISTRANT INFORMATION

TALK AMERICA HOLDINGS, INC.
Full Name of Registrant

________________________
Former Name if Applicable

6805 Route 202
Address of Principal Executive Office (Street and Number)

New Hope, PA 18938
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Talk America Holdings, Inc. ("Registrant") could not file those portions of its Form 10-K for the fiscal year ended December 31, 2005 indicated above to which this Form relates without unreasonable effort or expense because Registrant is still in the process of completing its financial reporting procedures. In addition, the assessment of the Registrant’s report on internal control over financial reporting as of December 31, 2005 is still being completed, including evaluating the remediation of previously reported material weaknesses, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board. If it is ultimately determined that the previously reported material weaknesses have not been remediated, Registrant will conclude that the internal control over financial reporting was not effective at December 31, 2005.

Registrant currently anticipates that it will be able to file the indicated portions of its Form 10-K for the fiscal year ended December 31, 2005 within the additional 15-day period specified in Rule 12b-25(b)(2)(ii).

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Aloysius T. Lawn IV  (215)  862-1500
(Name)                                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TALK AMERICA HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006      By: /s/ Aloysius T. Lawn IV
                         Aloysius T. Lawn IV
                                                                                                   EVP - General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)